UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2010

Commission File Number: 000-51469

BAIDU, INC.
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.
By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Chief Executive Officer

Date: February 10, 2010

2

Exhibit Index

Exhibit 99.1	—	Press Release

3

Exhibit 99.1
Baidu Announces Fourth Quarter and Fiscal Year 2009 Results
BEIJING, China, February 9, 2010 — Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20091.
Fourth Quarter and Fiscal Year 2009 Highlights
•	Total revenues in the fourth quarter of 2009 were RMB1.261 billion ($184.7 million), a 39.8% increase from the corresponding period in 2008.

•	Total revenues in fiscal year 2009 were RMB4.448 billion ($651.6 million), a 39.1% increase from 2008.

•	Operating profit in the fourth quarter of 2009 was RMB462.2 million ($67.7 million), a 51.7% increase from the corresponding period in 2008.

•	Operating profit in fiscal year 2009 was RMB1.605 billion ($235.1 million), a 46.3% increase from 2008.

•
Net income in the fourth quarter of 2009 was RMB427.9 million ($62.7 million), a 48.2% increase from the corresponding period in 2008. Diluted earnings per share (“EPS”) for the fourth quarter of 2009 was RMB12.27 ($1.80); diluted EPS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2009 was RMB12.80 ($1.88). Costs and expenses related to Baidu’s Japan operations for the fourth quarter of 2009 were RMB43.2 million ($6.3 million), which reduced diluted EPS by RMB1.24 ($0.18).

•
Net income in fiscal year 2009 was RMB1.485 billion ($217.6 million), a 41.7% increase from 2008. Diluted EPS for fiscal year 2009 was RMB42.70 ($6.26); diluted EPS excluding share-based compensation expenses (non-GAAP) for fiscal year 2009 was RMB45.19 ($6.62). Costs and expenses related to Baidu’s Japan operations for fiscal year 2009 were RMB162.7 million ($23.8 million), which reduced diluted EPS by RMB4.68 ($0.69).

“The year ended on a positive note as Phoenix Nest’s better than anticipated performance helped us to exceed expectations for the fourth quarter,” said Robin Li, Baidu’s chairman and chief executive officer. “This encouraging performance is a reflection of Baidu’s relentless focus on execution and innovation. With a solid base of users and customers, our foundation is stronger than ever and we will continue to drive innovation to capture market opportunities ahead.”

1 This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8259 to US$1.00, the effective noon buying rate as of December 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Jennifer Li, Baidu’s chief financial officer, commented, “With the transition to Phoenix Nest now behind us, we will focus on investing in both sales and marketing and R&D as we work on fulfilling user needs, enhancing monetization and driving the development of online marketing with our leading pay-for-performance platform.”
Fourth Quarter 2009 Results
Baidu reported total revenues of RMB1.261 billion ($184.7 million) for the fourth quarter of 2009, representing a 39.8% increase from the corresponding period in 2008.
Online marketing revenues for the fourth quarter of 2009 were RMB1.260 billion ($184.6 million), representing a 39.8% increase from the corresponding period in 2008. Baidu had about 223,000 active online marketing customers in the fourth quarter of 2009, representing a 13.2% increase from the corresponding period in 2008 and a 3.2% increase from the previous quarter. Revenue per online marketing customer for the fourth quarter was approximately RMB5,700 ($828), a 23.9% increase from the corresponding period in 2008 and a 3.4% decrease from the previous quarter, primarily due to the effects of the transition from Baidu Online Marketing Classic Edition to Phoenix Nest.
Traffic acquisition cost (TAC) as a component of cost of revenues was RMB201.9 million ($29.6 million), representing 16.0% of total revenues, as compared to 14.6% in the corresponding period in 2008 and 15.3% in the third quarter of 2009. The increases in TAC as a percentage of total revenues reflect normal fluctuation.
Bandwidth costs as a component of cost of revenues were RMB54.4 million ($8.0 million), representing 4.3% of total revenues, compared to 5.5% in the corresponding period in 2008. Depreciation costs as a component of cost of revenues were RMB67.6 million ($9.9 million), representing 5.4% of total revenues, compared to 6.4% in the corresponding period in 2008.
Selling, general and administrative expenses were RMB221.8 million ($32.5 million), representing an increase of 26.5% from the corresponding period in 2008.
Research and development expenses were RMB124.4 million ($18.2 million), a 45.4% increase from the corresponding period in 2008. The increase was primarily due to the increased number of research and development personnel.
Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB18.7 million ($2.7 million) in the fourth quarter of 2009, compared to RMB21.3 million in the previous quarter and RMB21.5 million in the corresponding period in 2008.
Operating profit was RMB462.2 million ($67.7 million), representing a 51.7% increase from the corresponding period in 2008. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB480.9 million ($70.5 million), a 47.4% increase from the corresponding period in 2008.

Income tax expense was RMB70.9 million ($10.4 million), compared to an income tax expense of RMB41.8 million in the corresponding period in 2008. The effective tax rate for the fourth quarter of 2009 was 14.2% as compared to 9.1% in the previous quarter and 12.7% for the corresponding period in 2008. The effective tax rate for the full year 2009 was 11.8%.
Net income was RMB427.9 million ($62.7 million), representing a 48.2% increase from the corresponding period in 2008. Basic and diluted EPS for the fourth quarter of 2009 amounted to RMB12.33 ($1.81) and RMB12.27 ($1.80), respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB446.6 million ($65.4 million), a 44.0% increase from the corresponding period in 2008. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2009 amounted to RMB12.87 ($1.89) and RMB12.80 ($1.88), respectively.
As of December 31, 2009, the Company had cash, cash equivalents and short-term investments of RMB4.581 billion ($671.1 million). Net operating cash inflow and capital expenditures for the fourth quarter of 2009 were RMB779.1 million ($114.1 million) and RMB146.3 million ($21.4 million), respectively.
Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB568.7 million ($83.3 million) for the fourth quarter of 2009, representing a 42.6% increase from the corresponding period in 2008.
Fiscal Year 2009 Results
Total revenues in 2009 were RMB4.448 billion ($651.6 million), representing a 39.1% increase from 2008.
Online marketing revenues in 2009 were RMB4.445 billion ($651.2 million), representing a 39.2 % increase from 2008. The growth was driven by increases in both the number of active online marketing customers and revenue per customer. Baidu had more than 317,000 active online marketing customers in 2009, representing an 11.6% increase from 2008. Revenue per online marketing customer for 2009 was RMB14,000 ($2,051), an increase of 25.0% from 2008.
Traffic acquisition costs in 2009 were RMB697.7 million ($102.2 million), representing 15.7% of total revenues, compared to 13.1% in 2008. The increase in TAC as a percentage of total revenues reflects the continued growth of revenue contribution from Baidu Union members.
Selling, general and administrative expenses in 2009 were RMB804.0 million ($117.8 million), representing an increase of 21.9% from the previous year, mainly due to the increase in marketing expenses and compensation.

Research and development expenses totaled RMB422.6 million ($61.9 million) in 2009, representing a 47.6% increase from 2008 primarily due to increased spending on research and development staff.
Operating profit in 2009 was RMB1.605 billion ($235.1 million), a 46.3% increase from 2008. Operating profit excluding share-based compensation expenses (non-GAAP) in 2009 was RMB1.691 billion ($247.8 million), representing a 43.2% increase from 2008.
Net income in 2009 was RMB1.485 billion ($217.6 million), representing a 41.7% increase from 2008. Basic and diluted EPS for 2009 amounted to RMB42.96 ($6.29) and RMB42.70 ($6.26), respectively.
Net income excluding share-based compensation expenses (non-GAAP) in 2009 was RMB1.571 billion ($230.2 million), reflecting a 38.8% increase from 2008. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) in 2009 were RMB45.46 ($6.66) and RMB45.19 ($6.62), respectively.
Full year net operating cash inflow and capital expenditures were RMB2.279 billion ($333.9 million) and RMB399.3 million ($58.5 million), respectively.
Adjusted EBITDA (non-GAAP) was RMB2.008 billion ($294.2 million) in 2009, representing a 37.4% increase from 2008.
Outlook for First Quarter 2010
Baidu currently expects to generate total revenues in an amount ranging from RMB1.200 billion ($176 million) to RMB1.235 billion ($181 million) for the first quarter of 2010, representing a 48% to 52% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.
Conference Call Information
Baidu’s management will hold an earnings conference call at 8 PM on February 9, 2010 U.S. Eastern Time (9 AM on February 10, 2010 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US:	+1.617.786.2905
UK:	+44.207.365.8426
Hong Kong:	+852.3002.1672
Passcode for all regions: 19218446

A replay of the conference call may be accessed by phone at the following number until February 17, 2010:
International: +1.617.801.6888
Passcode: 82003079
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.
About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter 2010 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of February 9, 2010, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.
Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.
For investor and media inquiries, please contact:
China
Victor Tseng
Baidu, Inc.
Tel: 86-10-5992.7244
ir@baidu.com
Cynthia He
Brunswick Group LLC
Tel: 86-10-6566-2256
che@brunswickgroup.com
U.S.
Ms. Kate Tellier
Brunswick Group LLC
Tel: 1-212-333-3810
ktellier@brunswickgroup.com

Baidu, Inc.
Condensed Consolidated Balance Sheets

	December 31	September 30	December 31
(in RMB thousands)	2009	2009	2008
	Unaudited	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	4,199,889	3,418,572	2,362,171
Short-term investments	381,149	546,084	301,244
Accounts receivable, net	161,610	164,396	92,777
Other assets,current	91,067	88,372	80,007
Receivables from a shareholder	—	—	10,697
Deferred tax assets, net	9,157	16,726	5,580

Total current assets	4,842,872	4,234,150	2,852,476

Non-current assets:
Fixed assets, net	997,557	941,430	789,714
Intangible assets, net	122,595	125,162	125,783
Goodwill	63,691	63,691	51,082
Long-term investments, net	14,308	13,575	12,281
Deferred tax assets, net	33,799	27,679	26,537
Other assets,non-current	82,153	81,972	80,118

Total non-current assets	1,314,103	1,253,509	1,085,515

TOTAL ASSETS	6,156,975	5,487,659	3,937,991

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities, current	749,861	665,092	423,029
Customer advances and deposits, current	607,828	494,967	422,526
Deferred revenue	42,035	20,675	3,441
Deferred income	—	—	332

Total current liabilities	1,399,724	1,180,734	849,328

Non-current liabilities:
Long-term payable for business acquisition	4,150	4,150	—
Total non-current liabilities	4,150	4,150	—

Total liabilities	1,403,874	1,184,884	849,328

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 25,641,847 shares and 26,298,960 shares issued and outstanding as at December 31, 2008 and December 31, 2009	11	11	11
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 8,873,986 shares and 8,454,332 shares issued and outstanding as at December 31, 2008 and December 31, 2009	4	4	4
Additional paid-in capital	1,426,070	1,400,790	1,218,356
Accumulated other comprehensive loss	(113,513)	(110,695)	(109,552)
Retained earnings	3,440,529	3,012,665	1,979,844

Total shareholders’ equity	4,753,101	4,302,775	3,088,663

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,156,975	5,487,659	3,937,991

Baidu, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended
	December 31,	December 31,	September 30,
(in RMB thousands except for share, per share information)	2009	2008	2009
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	1,260,301	901,389	1,278,192
Other services	593	731	511

Total revenues	1,260,894	902,120	1,278,703

Operating costs and expenses:
Cost of revenues (note 1, 2)	(452,559)	(336,543)	(442,851)
Selling, general and administrative (note 2)	(221,767)	(175,313)	(197,717)
Research and development (note 2)	(124,402)	(85,541)	(116,691)

Total operating costs and expenses	(798,728)	(597,397)	(757,259)

Operating profit	462,166	304,723	521,444

Other income:
Interest income	9,313	15,320	6,637
Exchange loss, net	(40)	(2)	(1)
Other income, net	27,507	10,451	13,989
Loss from Equity Method Investments	(167)	—	(62)

Total other income	36,613	25,769	20,563

Income before income taxes	498,779	330,492	542,007

Income taxes	(70,915)	(41,826)	(49,145)

Net income	427,864	288,666	492,862

Earnings per share for Class A and Class B ordinary shares:
Basic	12.33	8.39	14.23
Diluted	12.27	8.31	14.14

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,702,168	34,392,036	34,639,268
Diluted	34,877,586	34,740,057	34,849,020

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(78,822)	(58,215)	(80,357)
Traffic acquisition costs	(201,880)	(131,352)	(196,229)
Bandwidth costs	(54,403)	(49,245)	(51,194)
Depreciation costs	(67,628)	(57,908)	(63,619)
Operational costs	(48,298)	(38,317)	(49,880)
Share-based compensation expenses	(1,528)	(1,506)	(1,572)

Total cost of revenues	(452,559)	(336,543)	(442,851)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(1,528)	(1,506)	(1,572)
Selling, general and administrative	(7,472)	(10,220)	(9,142)
Research and development	(9,728)	(9,765)	(10,539)

Total share-based compensation expenses	(18,728)	(21,491)	(21,253)

Baidu, Inc.
Condensed Consolidated Statements of Income

	Twelve Months Ended
	December 31,	December 31,
(in RMB thousands except for share, per share information)	2009	2008
	Unaudited	Audited
Revenues:
Online marketing services	4,445,310	3,194,461
Other services	2,466	3,791

Total revenues	4,447,776	3,198,252

Operating costs and expenses:
Cost of revenues (note 1, 2)	(1,616,236)	(1,155,457)
Selling, general and administrative (note 2)	(803,988)	(659,804)
Research and development (note 2)	(422,615)	(286,256)

Total operating costs and expenses	(2,842,839)	(2,101,517)

Operating profit	1,604,937	1,096,735

Other income:
Interest income	32,661	47,677
Exchange loss, net	(42)	(1,920)
Other income, net	45,794	21,687
Loss from Equity Method Investments	(229)	—

Total other income	78,184	67,444

Income before income taxes	1,683,121	1,164,179

Income taxes	(198,017)	(116,071)

Net income	1,485,104	1,048,108

Earnings per share for Class A and Class B ordinary shares:
Basic	42.96	30.63
Diluted	42.70	30.19

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,570,790	34,217,443
Diluted	34,776,366	34,717,489

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(275,924)	(200,085)
Traffic acquisition costs	(697,673)	(418,474)
Bandwidth costs	(203,927)	(178,651)
Depreciation costs	(250,969)	(225,799)
Operational costs	(181,369)	(127,906)
Share-based compensation expenses	(6,374)	(4,542)

Total cost of revenues	(1,616,236)	(1,155,457)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(6,374)	(4,542)
Selling, general and administrative	(38,681)	(41,651)
Research and development	(41,263)	(37,784)

Total share-based compensation expenses	(86,318)	(83,977)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in RMB thousands, unaudited)

	Three months ended December 31, 2008
	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	304,723	21,491	326,214

	Three months ended December 31, 2008
	GAAP Result	Adjustment	Non-GAAP Results
Net income	288,666	21,491	310,157
(*) The adjustment is only for share-based compensation.

	Three months ended September 30, 2009
	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	521,444	21,253	542,697

	Three months ended September 30, 2009
	GAAP Result	Adjustment	Non-GAAP Results
Net income	492,862	21,253	514,115
(*) The adjustment is only for share-based compensation.

	Three months ended December 31, 2009
	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	462,166	18,728	480,894

	Three months ended December 31, 2009
	GAAP Result	Adjustment	Non-GAAP Results
Net income	427,864	18,728	446,592
(*) The adjustment is only for share-based compensation.

	Twelve months ended December 31, 2009
	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	1,604,937	86,318	1,691,255

	Twelve months ended December 31, 2009
	GAAP Result	Adjustment	Non-GAAP Results
Net income	1,485,104	86,318	1,571,422
(*) The adjustment is only for share-based compensation.

	Twelve months ended December 31, 2008
	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	1,096,735	83,977	1,180,712

	Twelve months ended December 31, 2008
	GAAP Result	Adjustment	Non-GAAP Results
Net income	1,048,108	83,977	1,132,085
(*) The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*)
(in RMB thousands, unaudited)

	Three months ended	As a % of
	December 31, 2008	total revenues
Net cash provided by operating activities	611,773	68%

Changes in assets and liabilities, net of effects of acquisitions	(228,942)	-25%
Income taxes expenses	41,826	4%
Interest income and other, net	(25,769)	-3%

Adjusted EBITDA	398,888	44%

(*) Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.

	Three months ended	As a % of
	September 30, 2009	total revenues
Net cash provided by operating activities	733,866	57%

Changes in assets and liabilities, net of effects of acquisitions	(140,338)	-11%
Income taxes expenses	49,145	4%
Interest income and other, net	(20,563)	-1%

Adjusted EBITDA	622,110	49%

(*) Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.

	Three months ended	As a % of
	December 31, 2009	total revenues
Net cash provided by operating activities	779,079	62%

Changes in assets and liabilities, net of effects of acquisitions	(244,723)	-20%
Income taxes expenses	70,915	6%
Interest income and other, net	(36,613)	-3%

Adjusted EBITDA	568,658	45%

(*) Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.

	Twelve months ended	As a % of
	December 31, 2009	total revenues
Net cash provided by operating activities	2,279,435	51%

Changes in assets and liabilities, net of effects of acquisitions	(391,002)	-9%
Income taxes expenses	198,017	5%
Interest income and other, net	(78,184)	-2%

Adjusted EBITDA	2,008,266	45%

(*) Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.

	Twelve months ended	As a % of
	December 31, 2008	total revenues
Net cash provided by operating activities	1,746,199	55%

Changes in assets and liabilities, net of effects of acquisitions	(333,401)	-11%
Income taxes expenses	116,071	4%
Interest income and other, net	(67,444)	-2%

Adjusted EBITDA	1,461,425	46%

(*) Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.